FORM OF INTRODUCTORY LETTER

Exhibit (a)(1)(ii)

October 1, 2013

Dear SGMA Option Holder:

The Board of Directors of SigmaTron International, Inc. (the “Company”) has approved the Company’s repurchase of any and all Eligible Options (as defined below) by means of a tender offer in which the Company is offering to pay cash for certain “out of the money” stock options, as more particularly described in the Offer to Purchase included with this letter (“Eligible Options”). As more fully described in Section III.3 of the Offer to Purchase, we are making this offer for a number of reasons, including providing you an alternative means of realizing value from your “out of the money” options.

The offering materials, including the Offer to Purchase, which describe our offer to repurchase your Eligible Options are included in this package. Your Eligible Options are listed in the table in the Letter of Transmittal that follows the Offer to Purchase. Please review the offering materials carefully as they contain important information about the offer, including a detailed description of the offer, who may participate, the conditions of the offer and the risks involved. In order to participate, you must complete the paper Letter of Transmittal, indicating which grants you wish to tender, and return it to by mail to 2201 Landmeier Road, Elk Grove Village, Illinois 60007, Attention: Linda K. Frauendorfer, or by email to gary.fairhead@sigmatintl.com.

This offer is open until 11:59 p.m., Eastern Time, on October 29, 2013 (unless we decide to extend the offer). If you wish to participate, we must receive your Letter of Transmittal before this deadline. Participation in this offer is entirely voluntary.

Please feel free to contact our Corporate Counsel, Henry Underwood, a partner at Howard & Howard Attorneys, PLLC, at 312-372-4000 or hunderwood@howardandhoward.com, if you have any questions.

Sincerely,

Gary R. Fairhead, CEO and President

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